NEWS RELEASE
--------------------------------------------------------------------------------

MEDIA CONTACTS:

Chartered Singapore:                         For Chartered:
Rita Srinivasan                              Laurie Stanley, Wired Island, Ltd.
(65) 360.4368                                (1)510.206.4295
ritasrinivasan@charteredsemi.com             lauriestanley@home.com

INVESTOR CONTACT:
Larry James                                  Suresh Kumar
(1) 408.941.1110                             (65) 360.4060
jamesl@charteredsemi.com                     sureshk@charteredsemi.com

ALL CURRENCY FIGURES STATED IN THIS REPORT ARE IN US DOLLARS


              CHARTERED REPORTS RECORD THIRD-QUARTER 2000 RESULTS

                    Strong Third-Quarter Performance Due To
          Higher Wafer Shipments, Improved Productivity and Richer Mix

-  REVENUES OF $305.6 MILLION, UP 67% FROM 3Q 1999
-  EARNINGS PER ADS OF $0.51, UP $0.57 FROM 3Q 1999
-  EARNINGS PER ORDINARY SHARE OF $0.05, UP $0.06 FROM 3Q 1999


SINGAPORE -- October 19, 2000 -- Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: CHARTERED) today announced record revenues and net income for its third-quarter ended September 30, 2000, marking the seventh consecutive quarter of solid growth and improved financial performance.


"Our strong third-quarter results reflect both our ability to successfully execute our strategies in high growth targeted markets and to make step function improvements toward operational excellence in our fabs. The focus and dedication of Chartered employees worldwide has allowed the company to deliver financial performance unequaled in our history," reported Barry Waite, president & CEO of Chartered, summarizing the results of the quarter.


HIGHLIGHTS OF THIRD-QUARTER PERFORMANCE

- Net revenues grew to $305.6 million for third-quarter 2000, up 67% compared to $183.3 million in third-quarter 1999. The significant increase in revenues was due primarily to higher shipments, improved customer and product mix, and to a lesser extent, enhanced pricing. Including Chartered's share of its minority-owned joint-venture company, net revenues were $328.8 million, up 79% from $183.8 million in the same quarter a year ago.

- Gross profit was $103.6 million, or 33.9% of net revenues, up from $48.4 million, or 26.4% of net revenues, in the same quarter a year ago, driven primarily by higher revenues and strong operational improvement across our fabs. Without the start-up related impact of Chartered Silicon Partners (Fab 6), gross profit margin would have been approximately
     8 percentage points higher.

- Recurring operating expenses as a percentage of net revenues were 16.0% compared to 17.7% in third-quarter 1999. Research and development (R&D) expense increased by $3.9 million primarily due to additional investments in next generation technology and modules in support of our strategy to provide a full suite of process technologies necessary for enabling system level integration. General and administrative (G&A) expenses increased $12.7 million due primarily to increased staffing and other payroll related expenses.

-    Nonrecurring operating expenses were $13.6 million in third-quarter
     2000 compared to $8.8 million in third-quarter last year. Pre-production start-up costs in Fab 7 were $1.6 million in the third quarter. Stock-based compensation charges were $0.5 million compared to $8.8 million in third-quarter 1999. This quarter also included a provision of $11.6 million for the estimated impact on a licensing agreement resulting from faster technology migration in the marketplace and the recent acceleration of Chartered's technology roadmap.

-    Equity in income of our joint venture fab, Silicon Manufacturing
     Partners (Fab 5) was $5.0 million compared to a loss of $6.6 million in the comparable period last year, reflecting the fab's continuing progress in executing its manufacturing ramp. Other income was $4.8 million compared to $0.1 million in the same period last year, primarily due to grant income related to our R&D and training activities. Net interest income was $12.0 million compared to a net expense of $4.1 million in the same period last year, primarily due to the receipt of proceeds from the company's initial public offering in October 1999 and the follow-on offering in May 2000.

- Net income of $71.6 million, or 23.4% of net revenues, reflected an improvement of $77.8 million from negative $6.2 million, or negative 3.4% of net revenues, in the same quarter a year ago. Net income, after excluding stock-based compensation charges was $72.1 million in third-quarter 2000 compared to $2.7 million in third-quarter 1999.

-    Earnings per American Depositary Share (ADS) and earnings per share
     (EPS) in third-quarter 2000 were $0.51 and $0.05 respectively on a diluted basis, compared with a loss of $0.06 and $0.01 respectively in third-quarter 1999. Earnings per American Depositary Share (ADS) and earnings per share (EPS), after excluding stock-based compensation charge were $0.52 and $0.05 respectively on a diluted basis, compared with $0.03 and $0.003 respectively in third-quarter 1999. Average diluted ADS count and ordinary share count increased by 41.0 million and 409.7 million respectively, primarily due to the initial public offering in October 1999 and the follow-on offering in May 2000.


WAFER SHIPMENTS AND AVERAGE SELLING PRICES

- Shipments in third-quarter 2000 were 246.0 thousand wafers (eight-inch equivalent), an increase of 39% compared to 176.8 thousand in third-quarter 1999. High growth communications and consumer markets accounted for the majority of this increased demand.

- Average Selling Price (ASP) increased by 22% to $1,242 per wafer in third-quarter 2000 compared to $1,014 per wafer (adjusted to exclude the terminated print-head business) in third-quarter 1999. ASP improved as a result of customer and product mix enrichment and enhanced pricing.

- Capacity utilization was 103% in third-quarter of the year, the same as the comparable quarter last year.


MARKET DYNAMICS

The communications segment continued to be the largest contributor to revenues, in line with our strategic emphasis on delivering a suite of technologies and services centered on the needs of the communications markets.


REVENUE BREAKDOWN BY MARKET SEGMENT*

                                           Twelve months ending
                                 June 30, 2000           September 30, 2000
---------------------------------------------------------------------------
Market Segment                 % of Net revenues         % of Net revenues
---------------------------------------------------------------------------
 Communications                        52                        52
---------------------------------------------------------------------------
 Computer                              25                        25
---------------------------------------------------------------------------
 Consumer                              15                        15
---------------------------------------------------------------------------
 Memory                                 7                         7
---------------------------------------------------------------------------
 Other                                  1                         1
---------------------------------------------------------------------------

*Including Chartered's share of its minority-owned joint-venture company


REVENUE BREAKDOWN BY REGION*

                                           Twelve months ending
                                 June 30, 2000           September 30, 2000
---------------------------------------------------------------------------
Region                         % of Net revenues         % of Net revenues
---------------------------------------------------------------------------
 America                               59                        58
---------------------------------------------------------------------------
 Europe                                24                        25
---------------------------------------------------------------------------
 Asia - Pacific                        13                        13
---------------------------------------------------------------------------
 Japan                                  4                         4
---------------------------------------------------------------------------

*Including Chartered's share of its minority-owned joint-venture company

HIGHLIGHTS OF THIRD-QUARTER ACTIVITIES AND ACHIEVEMENTS

- During the quarter the company announced five supply agreements, exemplifying the success and breadth of its partnering strategy.
     - Broadcom of the U.S for leading-edge logic and mixed signal for communications
     - Dialog of Germany for mixed signal and system-on-chip for communications
     - Oki of Japan for RFCMOS development and production for Bluetooth applications
     - Ricoh of Japan for logic for computer peripherals and optical mass storage
     - Conexant of the U.S, a memorandum of understanding for leading-edge logic and mixed signal for communications

- The company also announced during the quarter a landmark, five year, $700 million joint development agreement with Lucent Technologies Microelectronics Group. The non-exclusive agreement brings together a global team of 600 people to develop logic, mixed signal and embedded SRAM process technologies at the 0.13-micron, 0.10-micron and 0.08-micron technology nodes. A key aspect of this agreement is the establishment of a jointly staffed Bell Labs R&D center on Chartered's campus in Singapore. Chartered believes its "communications-smart" approach to silicon manufacturing will produce robust, reliable solutions that are especially well suited for communications products as well as for consumer and computer peripheral electronics.

- In September, Chartered Silicon Partners (Fab 6), one of company's joint venture fabs, successfully concluded a 6-year term loan and guarantee facility for $820 million funded by a syndicate of leading banks. Funds will be used, as required, primarily for funding its capacity ramp.


REVIEW AND OUTLOOK

Progress in recent years has clearly placed Chartered in the top tier of foundry service providers. Chartered has moved rapidly toward operational excellence in its fabs, and its facilities today successfully compete with the best in the industry. Our leveraged R&D and joint venture agreements provide both strength and reduced risk, and our newly accelerated technology roadmap provides a clear, customer-driven path through the next series of product generations necessary to support the growth opportunities in future years.

"Perhaps more than anything else, Chartered highly values its interdependent customer relationships which are built on a level of trust which tightly couples us to leaders in communications and other high growth markets. We've never felt better about our strategic positioning and ability to take advantage of the long term growth in both the communications and the foundry services markets," concluded Barry Waite.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
         (In thousands of US Dollars, except share and per share data)


                                                               Three Months Ended                Nine Months Ended
                                                                  September 30,                    September 30,
                                                              1999           2000               1999           2000
                                                            --------       --------           --------       --------

Net revenue                                                 $183,287       $305,630           $478,025       $815,421
Cost of revenue                                              134,917        202,048            382,174        532,974
                                                            --------       --------           --------       --------
Gross profit                                                  48,370        103,582             95,851        282,447
                                                            --------       --------           --------       --------
Operating expenses:
 Research and development                                     13,506         17,388             36,461         52,502
 Fab start-up costs                                               --          1,590                 --         18,832
 Sales and marketing                                           9,169          9,182             29,737         26,177
 General and administrative                                    9,775         22,476             32,476         60,912
 Stock-based compensation                                      8,849            470             12,138          2,311
 Costs incurred on termination of development program             --             --              6,500             --
 Other nonrecurring operating expenses                            --         11,570                 --         11,570
                                                            --------       --------          ---------        -------
    Total operating expenses                                  41,299         62,676            117,312        172,304
                                                            --------       --------          ---------        -------
Operating income (loss)                                        7,071         40,906            (21,461)       110,143
Equity in loss of CSP                                         (3,591)            --             (9,528)            --
Equity in income (loss) of SMP                                (6,647)         4,960            (18,698)         2,932
Other income                                                     148          4,778                798          7,421
Interest income                                                  474         17,101              1,681         37,945
Interest expense                                              (4,531)        (5,081)           (13,625)       (12,868)
Exchange gain                                                  1,116          2,917              6,181          7,042
                                                            --------       --------          ---------        -------
Income (loss) before income taxes                             (5,960)        65,581            (54,652)       152,615
Income tax expense                                              (211)        (4,721)               (39)       (12,733)
                                                            --------       --------          ---------        -------
Income (loss) before minority interest                        (6,171)        60,860            (54,691)       139,882
Minority interest in loss of CSP(1)                               --         10,776                 --         27,532
                                                           ---------      ---------          ---------       --------
Net income (loss)                                           $ (6,171)      $ 71,636           $(54,691)      $167,414
                                                           =========      =========          =========       ========

Net income (loss) per share and ADS

Basic net income (loss) per share                          $   (0.01)      $   0.05           $  (0.06)      $   0.13
Diluted net income (loss) per share                            (0.01)          0.05              (0.06)          0.12

Basic net income (loss) per ADS                            $   (0.06)      $   0.52           $  (0.55)      $   1.26
Diluted net income (loss) per ADS                              (0.06)          0.51              (0.55)          1.24

Number of shares (in millions) used in computing:
-  basic net income (loss) per share                           987.2        1,376.8              986.1        1,330.4
-  diluted net income (loss) per share                         987.2        1,396.9              986.1        1,354.6

Number of ADS (in millions) used in computing:
-  basic net income (loss) per ADS                              98.7          137.7               98.6          133.0
-  diluted net income (loss) per ADS                            98.7          139.7               98.6          135.4

Other Data:
 Wafer shipped (8-inch equivalent, in thousands)               176.8          246.0              504.1          682.4
 Depreciation & Amortization                                  63,960         90,046            206,577        243,613
 Capital expenditures and net equity
  Investments in JVs(2)                                      110,962        199,139            255,993        609,440

(See notes below)

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                UNAUDITED CONSOLIDATED CONDENSED BALANCE SHEETS
                          (In thousands of US Dollars)


                                                                             As of
                                                                ----------------------------------
                                                                December 31,         September 30,
                                                                    1999                 2000
                                                                ------------         -------------
ASSETS
 Cash and cash equivalents                                      $    544,996         $  1,021,203
 Accounts receivable                                                 141,226              155,491
 Inventories                                                          33,619               37,971
 Other current assets                                                  9,946               12,634
                                                                ------------         ------------
    Total current assets                                             729,787            1,227,299
 Property, plant and equipment, net                                1,282,106            1,672,363
 Investment in SMP                                                    47,036               85,753
 Other non-current assets                                             73,979               45,231
                                                                ------------         ------------
    Total assets                                                $  2,132,908         $  3,030,646
                                                                ============         ============

LIABILITIES AND SHAREHOLDERS' EQUITY
 Accounts payable                                               $    152,401         $    111,335
 Current installments of obligations under capital leases              5,767                6,363
 Current installments of long-term debt                              119,991              155,887
 Accrued operating expenses                                          127,147              227,208
 Other current liabilities                                            29,919               39,402
                                                                ------------         ------------
    Total current liabilities                                        435,225              540,195
                                                                ============         ============
 Obligations under capital leases, excluding current
    installments                                                       7,822                4,615
 Long-term debt, excluding current installments                      423,668              429,979
 Other liabilities                                                    67,279               58,063
                                                                ------------         ------------
    Total liabilities                                                933,994            1,032,852
 Minority interests                                                   57,164              109,347
 Shareholders' equity                                              1,141,750            1,888,447
                                                                ------------         ------------
    Total liabilities and shareholders' equity                  $  2,132,908         $  3,030,646
                                                                ============         ============

Notes for Statement of Operations:

Note (1)
The equity accounting method was applied for the investment in CSP in the period prior to October 1, 1999. From October 1, 1999 forward, CSP was treated as a consolidated subsidiary

Note (2)
Chartered's capital expenditures and equity investments in Fab 5 net of equity inflow from Fab 6 partners (assumes consolidated reporting of Fab 6 in 1999)

ABOUT CHARTERED

Chartered Semiconductor Manufacturing is one of the world's top three silicon foundries. The Company's business model is distinguished by its strategy to build trusted long-term relationships, where manufacturing is part of a larger customer-service focus that includes joint development and implementation of new process technologies supporting novel applications within the broad communications market. Chartered operates five semiconductor fabrication facilities at its Singapore headquarters, with a sixth fab under construction.

A company with both global presence and perspective, Chartered is traded on both the Nasdaq Stock Market in the United States (NASDAQ:CHRT) and on the Singapore Exchange Securities Trading Limited in Singapore (SGX-ST:CHARTERED). The Company reported 1999 revenues of US$694.3 million. More than 3400 Chartered employees are based at 11 locations around the world. Information about Chartered Semiconductor Manufacturing can be found at www.charteredsemi.com


SAFE HARBOR STATEMENT UNDER THE PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including the statements relating to the Company's continued ability to implement its partnering, technology and growth strategies, the Company's emphasis on the communications market, the success of the Lucent joint development agreement, the outlook for longer-term growth in the communications and foundry services market and the appropriateness of the Company's business model and strategy, reflect the Company's current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. For example, the forward looking statements could be affected by the Company's continued ability to maintain the performance levels of all its fabs; the amendment or termination of the Lucent joint development agreement; unforeseen delays or difficulties in the implementation of the Company's technology roadmap, the Lucent joint development agreement, the Company's R&D, JV or supply agreements or the $820 million facility for Fab 6; and changes in the semiconductor industry, market outlook or customer demands. Although the Company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained. A description of certain of the risks and uncertainties which could cause actual results to differ materially from those indicated in the forward-looking statements can be found in the section captioned "Risk Factors" in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.